SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

DRDO-C/0406/2010/DFI
Curitiba, March 25, 2010

Mrs. Elizabeth Lopez Rios Machado
Corporate Relations Superintendent and
Mrs. Nilza Maria Silva de Oliveira
Companies 1 Follow-Up Manager of
Brazilian Securities and Exchange Commission - CVM
Rua Sete de Setembro, 111 - 2º andar
Fax: (55 21) 3554-8223
20050-601 Rio de Janeiro - RJ

DIRECTIVE RELEASE/CVM/SEP/GEA-1/Nº 066/2010: COPEL’s STATEMENT

According to Directive Release/CVM/SEP/GEA-1/Nº 066/2010 of March 24,2010, CVM requests information and documents related to the news published in Valor Econômico newspaper dated March 24, 2010 titled “Copel is planning to buy Previ’s stake in the capital of Celesc”.

Concerning the aforementioned news, we hereby inform that up to date, Copel has not conducted any type of negotiation aiming the acquisition of Celesc shares.

According to the principles of best corporate governance practices, we reaffirm our commitment to transparency. Should any relevant fact occur, we will immediately notify the market through the appropriate media.

Sincerely yours

Antonio Rycheta Arten
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.